Exhibit (a)(1)(XLII)
SINGAPORE TECHNOLOGIES SEMICONDUCTORS PTE LTD
(Co. Reg. No.: 199503003D)
NEWS RELEASE
SINGAPORE TECHNOLOGIES SEMICONDUCTORS
ANNOUNCES EXTENSION OF ITS CASH OFFER TO MAY 7, 2007
Singapore, April 30, 2007 — Temasek Holdings (Private) Limited’s (“Temasek”) wholly-owned subsidiary, Singapore Technologies Semiconductors Pte Ltd (“STSPL”), today announced that it has extended its voluntary conditional cash offer (the “Offer”) for the remaining shares (including shares represented by American Depositary Shares (“ADSs”)) in STATS ChipPAC Ltd. (“STATS ChipPAC,” SGX-ST: STATSChP, Nasdaq: STTS) that STSPL does not already own and for STATS ChipPAC’s outstanding US$115,000,000 Convertible Notes due 2008 and US$150,000,000 2.50% Convertible Subordinated Notes due 2008 (together, the “Convertible Notes”). The new closing date is 5:30 p.m. Singapore time, 5:30 a.m. New York City time, on Monday, May 7, 2007, unless the Offer is extended further.1
The Offer Price is S$1.75 in cash for each share and S$17.502 in cash for each ADS. If shares and ADSs tendered into the Offer result in STSPL owning at least 90% of the outstanding shares in STATS ChipPAC (other than those owned by STSPL, its related corporations and their nominees as at the commencement of the Offer), STSPL will offer a Higher Offer Price of S$1.88 per share or S$18.803 per ADS to all shareholders who accept the Offer, regardless of when their shares are tendered.
In the Offer to Purchase, STSPL announced its intention to exercise its right under the Companies Act to effect a Compulsory Acquisition if the Higher Offer Price Threshold is reached. The Offer to Purchase indicated that STSPL will have the right to effect a Compulsory Acquisition if STSPL acquires or agrees to acquire (or is deemed or treated under the Companies Act as having acquired or agreed to acquire) shares during the period from the date of the Offer to Purchase up to the final scheduled closing date of the Offer which are equal to or more than 90% of the total number of issued shares as of the final scheduled closing date (other than those already held by STSPL, its related corporations or their respective nominees as of the date of the Offer to Purchase) or, as of any date prior to the final scheduled closing date of the Offer, a number of shares equal to 90% of the maximum potential issued share capital of the Company as of such date.

[1]	As a practical matter, acceptances of ADSs will have to be received by the Tender Agent in New York by the close of business on Friday, May 4, 2007 in New York, and acceptances of Convertible Notes will have to be received by the Tender Agent in London by 10:30 a.m., London time, on Monday, May 7, 2007.

[2]	For the purpose of illustration only, S$17.50 for each ADS is equivalent to US$11.46 for each ADS, based on a SGD/USD exchange rate of 1.5265:1 at the close of the New York market on March 12, 2007.

[3]	For the purpose of illustration only, S$18.80 for each ADS is equivalent to US$12.32 for each ADS, based on a SGD/USD exchange rate of 1.5265:1 at the close of the New York market on March 12, 2007.

STSPL also has the right under the Companies Act to effect a Compulsory Acquisition if STSPL acquires or agrees to acquire (or is deemed or treated under the Companies Act as having acquired or agreed to acquire) shares, during the period from the date of the Offer to Purchase up to a date prior to the final closing date of the Offer, which are equal to or more than 90% of the total number of issued shares as of such date (other than those already held by STSPL, its related corporations or their respective nominees as of the date of the Offer to Purchase). In addition to its other rights to effect a Compulsory Acquisition, STSPL intends to effect the Compulsory Acquisition if this other threshold is satisfied at any time on or after 12:01 a.m. (Singapore time) on the new closing date specified above, May 7, 2007.
If this other threshold for the Compulsory Acquisition is reached on or after 12.01 a.m. (Singapore time) on the new closing date specified above, the Higher Offer Price Threshold will be deemed to have been reached, and the Higher Offer Price will be paid. If the Higher Offer Price Threshold is reached, STSPL will continue or extend the offer period so that the Offer remains open for acceptances for at least ten U.S. business days from the date the Higher Offer Price Threshold is reached.
As of April 30, 2007, STATS ChipPAC shareholders had tendered and not withdrawn 811,093,189 shares, including shares represented by 34,283,419 ADSs tendered and not withdrawn under the Offer, representing 40.1% of the outstanding shares and 34.5% of the maximum potential issued share capital of STATS ChipPAC. As of the same date, STSPL and its concert parties4 had not acquired or agreed to acquire since the commencement of the Offer, other than pursuant to valid acceptances of the Offer, any shares, ADSs or Convertible Notes. Including the 712,228,050 shares (including shares represented by ADSs) held by STSPL and the 182,000 shares held by STSPL’s concert parties4 as of the commencement of the Offer, STSPL and its concert parties own, have acquired, or have received valid acceptances of the Offer in respect of, a total of 1,523,340,239 shares (including shares represented by ADSs) representing 75.3% of the outstanding shares and 64.8% of the maximum potential issued share capital of STATS ChipPAC. Also as of the same date, acceptances have been received and not withdrawn in respect of US$ 90,675,000 principal amount of Convertible Subordinated Notes due 2008. No acceptances have been received in respect of the Convertible Notes due 2008.
As the Offer was declared unconditional on April 13, 2007, no withdrawal rights apply in this subsequent offering period.
The terms and conditions of the Offer are set out in the Offer to Purchase and other materials filed by STSPL with the Singapore Exchange Securities Trading Limited (the “SGX-ST”) and the Securities and Exchange Commission (“SEC”) on March 16, 2007 and are available on SGX-ST’s website at www.sgx.com and at the SEC’s website at www.sec.gov.
The Independent Committee consisting of the independent directors of STATS ChipPAC has released its recommendation on the Offer. This is contained in the circular to shareholders of STATS ChipPAC dated March 30, 2007 (the “Offeree Circular”) and is

[4]	The number of shares owned, acquired or agreed to be acquired by STSPL’s concert parties is to the best knowledge and belief of STSPL.

available on the websites of the SGX-ST and the SEC. STATS ChipPAC shareholders are advised to read the Offeree Circular.
Concurrent with the Offer, STSPL has made a proposal to all holders of options granted under certain STATS ChipPAC stock option plans. The options proposal is also being extended to the new closing date. During this period, holders may continue to accept the options proposal on the same terms and conditions, but withdrawals are not permitted. As of April 27, 2007, acceptances of the options proposal have been received (and have not been withdrawn) in respect of options exercisable for 78,813,042 shares. The options proposal is subject to the terms and conditions set forth in the letter from STSPL to all holders of options dated March 16, 2007, as supplemented by the letter from STSPL to all holders of options dated April 9, 2007, which are available on the websites of SGX-ST and the SEC.
For queries from ordinary shareholders, please contact:
Goldman Sachs (Singapore) Pte.
Tel: 1800 889-2638 (within Singapore) or +65 6889-2638 (from overseas)
For queries from U.S. holders of ADSs and convertible notes, please contact:
MacKenzie Partners, Inc.
Tel: +1 800 322-2885
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About Temasek Holdings (Private) Limited
Incorporated in 1974, Temasek Holdings is an Asia investment firm headquartered in Singapore. Supported by affiliates and offices around Asia, it manages a diversified S$129 billion (about US$80 billion) portfolio, concentrated principally in Singapore, Asia and the OECD economies. The Temasek portfolio spans various industries including telecommunications & media, financial services, real estate, transportation & logistics, energy & resources, infrastructure, engineering & technology as well as bioscience & healthcare.
Temasek’s total shareholder return since inception in 1974 has been 18 percent compounded annually. It has a corporate credit rating of AAA/Aaa by rating agencies Standard & Poor’s and Moody’s respectively. For further information on Temasek please visit www.temasekholdings.com.sg.
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a service provider of semiconductor packaging design, assembly, testing and distribution solutions. STATS ChipPAC is headquartered in Singapore and has manufacturing facilities located in Singapore, South Korea, China, Malaysia and Taiwan and test pre-production facilities in the United States.
This press release does not constitute an offer to purchase any securities. The Offer is being made only pursuant to an Offer to Purchase and related acceptance forms, to all holders of ordinary shares, ADSs and the specified convertible notes of STATS ChipPAC, subject to compliance with applicable laws. Holders of such securities of STATS ChipPAC are advised to read all documents relating to the Offer that are filed with SGX-ST and the SEC, because they contain important information. Copies of the Offer to Purchase and other documents relating to the Offer are available on the website of SGX-ST at www.sgx.com, on the website of the SEC at www.sec.gov, from The Central Depository (Pte) Limited (“CDP”), 4 Shenton Way, #02-01 SGX Centre 2, Singapore 068807, at +65 6535-7511 (for holders of ordinary shares held through CDP), from M&C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, at +65 6227-6660 (for holders of ordinary shares held in scrip form) or from the information agent, MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, United States of America, at +1 800 322-2885 (for holders of ADSs and Convertible Notes). The options proposal is being made only pursuant to a letter to all holders of options dated March 16, 2007, as supplemented by a letter to all holders of options dated April 9, 2007, which are available on the website of the SGX-ST and the website of the SEC. Questions or requests for assistance may be directed to the financial adviser, Goldman Sachs (Singapore) Pte., at 1800 889-2638 (within Singapore) or +65 6889-2638 (from overseas), or to the information agent.
The directors of Singapore Technologies Semiconductors Pte Ltd (including any who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and all opinions expressed in this press release are fair and accurate and that no material facts have been omitted from this press release, and they jointly and severally accept responsibility accordingly. Where any information has been extracted or reproduced from published or publicly available sources (including, without limitation, in relation to STATS ChipPAC), the sole responsibility of the directors of Singapore Technologies Semiconductors Pte Ltd has been to ensure through reasonable enquiries that such information is accurately extracted from such sources or, as the case may be, reflected or reproduced in this press release.

For media queries, please contact:
Singapore
Ivan Tan
Weber Shandwick
Tel: +65 6825 8027
Email: itan@webershandwick.com
US
Judith Wilkinson
Joele Frank, Wilkinson Brimmer Katcher
Tel: +1 212 355 4449
Email: jwilkinson@joelefrank.com